SCHEDULE 13G

Amendment No. 0
Charter Communications Incorporated
Class A Common Stock
Cusip #16117M107


Cusip #16117M107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	2,404,958
Item 6:	0
Item 7:	38,515,187
Item 8:	0
Item 9:	38,515,187
Item 11:	10.429%
Item 12:	    HC


Cusip #16117M107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	38,515,187
Item 8:	0
Item 9:	38,515,187
Item 11:	10.429%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Charter Communications Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		12405 Powerscourt Drive
		St. Louis, MO  63131


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		16117M107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	38,515,187

	(b)	Percent of Class:	10.429%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	2,404,958

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	38,515,187

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Charter
Communications Incorporated. No one person's interest in the Class A Common Stock of Charter Communications
Incorporated is more than five percent of the total outstanding Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2005
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated September 9, 2005, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 35,449,072 shares or 9.599% of the Class A Common Stock outstanding of Charter Communications Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of
Charter Communications Incorporated owned by the investment companies at August 31, 2005 included
13,462,809 shares of Class A Common Stock resulting from the assumed conversion of $32,580,000 principal amount of CHARTER CV 5.875 11/16/09 144A (413.2231 shares of
Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of Charter Communications Incorporated owned by the investment companies at August 31, 2005 included 7,024,792 shares of Class A Common Stock resulting from the assumed conversion of $17,000,000 principal amount of CHARTER
CV 5.875% 11/18/09 (413.2231 shares of Class A Common
Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 35,449,072 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 3,066,115 shares or 0.830% of the Class
A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Class A Common Stock of Charter Communications Incorporated owned by the institutional account(s) at August 31, 2005 included 3,066,115 shares of Class A Common Stock resulting from the assumed conversion of $7,420,000 principal amount of CHARTER CV
5.875 11/16/09 144A (413.2231 shares of Class A Common
Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 3,066,115 shares and sole power to vote or to direct the voting of 2,404,958 shares, and no power to vote or to direct the voting of 661,157 shares of Class A Common Stock owned by the institutional account(s) as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on September 12, 2005, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Charter Communications
Incorporated at August 31, 2005.

	FMR Corp.

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated
September 9, 2005, by Eric D. Roiter by and on behalf of
FMR Corp. and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated
September 9, 2005, by Eric D. Roiter by and on behalf of
Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated
September 9, 2005, by Eric D. Roiter Secretary